VIA EDGAR AND FEDERAL EXPRESS

May 19, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Tim Buchmiller
Ms. Lynn Dicker
Ms. Tara Harkins
Ms. Amanda Ravitz

Re:	SMART Global Holdings, Inc.
Registration Statement on Form S-1, as amended
Initially Filed April 28, 2017
File No. 333-217539

Ladies and Gentlemen:

As representative of the several underwriters of the proposed public offering of ordinary shares of SMART Global Holdings, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on May 23, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 11, 2017, through the date hereof:

Preliminary Prospectus dated May 11, 2017:

Approximately 1,980 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, BARCLAYS CAPITAL INC. As Representative of the several Underwriters

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

[Signature Page to Acceleration Request Letter]